

November 30, 2012

<u>Via E-mail</u>
Peter S. Garcia
Chief Financial Officer
BioTime, Inc.
1301 Harbor Bay Parkway, Suite 100
Alameda, California 94502

> **Re: BioTime, Inc.**
> **Post-Effective Amendment No. 1 to Form S-3**
> **Filed November 21, 2012**
> **File No. 333-183557**

Dear Mr. Garcia:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. It appears that the offering you are registering is a primary at-the market offering whereby the registrant's common shares are issued to Cell Cure, a majority-owned subsidiary and statutory underwriter, who then will offer such shares to the public through a registered broker dealer. Given the identity of interest between the registrant and Cell Cure, Rule 415(a)(1)(i) under the Securities Act is not available to register the offering. See Question 212.15 of the staff's Securities Act Rules Compliance and Disclosure Interpretations. It appears that Rule 415(a)(1)(x), rather than Rule 415(a)(1)(i), is applicable to your offering. Accordingly, please revise your prospectus supplement cover page and disclosure elsewhere in the prospectus supplement to identify this offering as a primary offering by BioTime with Cell Cure acting as an underwriter, rather than a "resale" or secondary registration.

2. Please revise your disclosure in the prospectus supplement to clarify whether BioTime has already issued shares to Cell Cure pursuant to the Share Purchase Agreement entered into on November 1, 2012.

3. We note that your legal opinion as filed as Exhibit 5.1 opines as to the legality of the shares when issued and sold pursuant to the Share Purchase Agreement. To the extent that such shares have already been issued to Cell Cure, please file a revised legal opinion which reflects that such shares have been issued to Cell Cure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.


Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director


cc: <u>Via E-mail</u>
         Richard S. Soroko, Esq.
         Thompson, Welch, Soroko & Gilbert LLP
         3950 Civic Center Drive, Suite 300
         San Rafael, California 94903